Exhibit 99.1

Jeffs’ Brands Announces 1-for-7 Reverse Share Split

Following the reverse share split, the Company will have approximately 1,188,805 Ordinary Shares issued and outstanding.

TEL AVIV, Israel, Oct. 31, 2023 (GLOBE NEWSWIRE) -- Jeffs’ Brands Lt. (Nasdaq: JFBR) (“Company” or “Jeffs’ Brands”) a data-driven e-commerce company operating on the Amazon Marketplace, announced today that it will conduct a reverse share split of its issued and outstanding ordinary shares, no par value, at a ratio of 1-for-7. The Company’s Ordinary Shares will begin trading on the Nasdaq Capital Market on a post-split basis at the market open on November 3, 2023, under the Company’s existing trading symbol “JFBR”. The trading symbol “JFBRW” and CUSIP number for the Company’s public warrants will remain unchanged following the reverse share split.

The reverse share split was approved by the Company’s shareholders at the Company’s Annual Meeting of Shareholders held on September 5, 2023 to be effected in the board of director’s discretion within approved parameters.

Following the implementation of the reverse split, the Company’s authorized share capital will not be adjusted under the Company’s articles of association, as currently in effect (the “Articles”), which as of the date hereof consists of 43,567,567 Ordinary Shares, no par value. The reverse split will adjust the number of issued and outstanding Ordinary Shares of the Company from 8,321,632 Ordinary Shares to approximately 1,188,805 Ordinary Shares (subject to any further adjustments based on the treatment of fractional shares), out of which approximately 34.87% is held by Medigus Ltd., the Company’s controlling shareholder and approximately 17.65% is held by Vik Hacmon, the Company’s CEO.

No fractional Ordinary Shares will be issued as a result of the reverse split. In accordance with the Company’s Articles, all fractional shares shall be rounded up to the nearest whole ordinary share. In addition, a proportionate adjustment will be made to the per share exercise price and the number of shares issuable upon the exercise of all outstanding options or public and private warrants entitling the holders to purchase Ordinary Shares.

About Jeffs’ Brands Ltd:

Jeffs’ Brands is transforming the world of e-commerce by creating and acquiring products and turning them into market leaders, tapping into vast, unrealized growth potential. Through our stellar team’s insight into the FBA Amazon business model, we’re using both human capability and advanced technology to take products to the next level. For more information on Jeffs’ Brands Ltd, visit https://jeffsbrands.com.

Forward-Looking Statement Disclaimer

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies and expectations, can generally be identified by the use of forward-looking terms such as “believe,” “expect,” “may,” “should,” “could,” “seek,” “intend,” “plan,” “goal,” “estimate,” “anticipate” or other comparable terms. For example, we are using forward-looking statements when we are discussing the timing of the reverse share split. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Our actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following: our ability to adapt to significant future alterations in Amazon’s policies; our ability to sell our existing products and grow our brands and product offerings, including by acquiring new brands and expanding to FBM; our ability to meet our expectations regarding the revenue growth and the demand for e-commerce; the overall global economic environment; the impact of competition and new e-commerce technologies; general market, political and economic conditions in the countries in which we operate; projected capital expenditures and liquidity; the impact of possible changes in Amazon’s policies and terms of use; and the other risks and uncertainties described in the Annual Report on Form 20-F for the year ended December 31, 2022, filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 10, 2023, and our other filings with the SEC. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Investor Relations Contact:

Michal Efraty
Adi and Michal PR- IR
Investor Relations, Israel
+972-(0)52-3044404
michal@efraty.com